March 19, 2015

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kornit Digital Ltd. Registration Statement on Form F-1 Reg. No. 333-202291

Dear Mr. Mancuso:

On behalf of our client, Kornit Digital Ltd., an Israeli company (the “Company”), we filed a Registration Statement on Form F-1 (the “Registration Statement”) on March 18, 2015 via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 18, 2015 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary, page 1

1.	We note your response to prior comment 3; however, it is unclear why risks related to intellectual property claims and indemnification obligations should not be highlighted in your prospectus summary of risks, particularly given a new and unresolved claim involving the product sold through the distributor that accounts for the largest portion of your revenue. Please revise or advise.

Response:

The Company has revised the disclosure on pages 4, 17 and 66 in response to this comment. The Company considered the following points in making those revisions:

•	The Company expanded generally its disclosure regarding its indemnification undertaking to its distributor and the fact that it is entitled to assume the defense of a claim that is subject to indemnification. The Company expanded the risk factor disclosure on page 17 to indicate the potential adverse impact this could have on the Company and its management.

Securities and Exchange Commission March 19, 2015

•	The Company included in the prospectus summary disclosure about the risks associated with its intellectual property, including the risks associated with its indemnification obligations. The Company considered whether disclosure regarding the specific claim was warranted in the prospectus summary. In concluding that such disclosure was not warranted, the Company considered the materiality of this particular claim and the disclosure on page 66. In particular, the Company has disclosed on page 66 that the claim was first brought in 2004 and the defense of laches may be available due to the over ten year delay in reasserting a claim – laches would bar a claim for damages preceding the 2015 claim; the patent in question has been subject to reexamination with only one claim surviving; and that the Company believes that there are valid defenses to the claim of infringement.

In weighing these factors, the Company also considered that the body of the risk factor on page 17 contains prominent disclosure of the claim and the related indemnification obligation and, following the revisions described above, the relevant risk factor heading is now contained in the prospectus summary.

Exhibit 99.1

2.	Please tell us why the signatures in the Power of Attorney are not dated. Also, tell us why the signature of Kornit Digital North America on the Signatures page of your registration statement is not dated.

Response:

The Company revised the signature page and Exhibit 99.1 in response to this comment.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Gabi Seligsohn, Chief Executive Officer, Kornit Digital Ltd.

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